SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )*

BioCardia, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09060U101
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060U101
1. Names of Reporting Persons. Gerald P. Peters
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares	5.Sole Voting Power 21,577,314
Beneficially Owned	6. Shared Voting Power 6,554,001
by Each Reporting	7. Sole Dispositive Power 21,577,314
Person With:	8. Shared Dispositive Power 6,554,001
9. Aggregate Amount Beneficially Owned by Each Reporting Person 28,131,315
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 6.1%
12. Type of Reporting Person (See Instructions)
IN

Item 1(a)       Name of Issuer: BioCardia, Inc.

Item 1(b)       Address of Issuer’s Principal Executive Offices: 125 Shoreway Road, Suite B, San Carlos, CA 94070

Item 2 (a)       Name of Person Filing: Gerald P. Peters

Item 2 (b)       Address of Principal Business Office or, if none, Residence: 1011 Paseo de Peralta, Santa Fe, NM 87501

Item 2 (c)       Citizenship: United States of America

Item 2 (d)       Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2 (e)       CUSIP Number: 09060U101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 28,131,315 shares

(b)	Percent of class: 6.1%, based on 457,426,640 outstanding shares of Common Stock of the Issuer as of December 31, 2016.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 21,577,314 shares*

(ii)	Shared power to vote or to direct the vote: 6,554,001 shares**

(iii)	Sole power to dispose or to direct the disposition of: 21,577,314 shares*

(iv)	Shared power to dispose or to direct the disposition of: 6,554,001 shares**

__________

*

Consists of (i) 9,296 shares held by Gerald P. Peters, (ii) 9,664,629 shares held by The Peters Corporation, (iii) 3,613,351 shares held by the Peters Family Art Foundation, and (iv) 8,290,038 shares held in an account for the benefit of Mr. Peters.

**

Consists of (i) 5,778,011 shares held in the Kathleen K. Peters & Gerald P. Peters III Revocable Trust UTA dtd. Sept. 29, 2008, and (ii) 775,990 shares held in an account for the benefit of the spouse of Mr. Peters.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2017
Date

/s/ Gerald P. Peters
Signature

Gerald P. Peters
Name/Title